Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Vasogen Announces First Quarter 2007 Results

    MISSISSAUGA, ON, April 9 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today reported the results of operations for the three months ended
February 28, 2007. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
    At February 28, 2007, our cash and cash equivalents and restricted cash totaled $27.4 million, compared with $36.8 million at November 30, 2006.
    As of April 1, 2007, the outstanding principal balance of our senior convertible notes has been fully repaid, subject to minor final adjustments.
Since September 1, 2006, we have been required, under the terms of the convertible notes, to maintain a balance of cash, including restricted cash and marketable securities, equal to 110% of the convertible notes outstanding.
We have satisfied this cash test at all times since it came into effect.
    We incurred a net loss for the three months ended February 28, 2007, of
$7.7 million, or $0.05 per common share, compared with a net loss of $19.3 million, or $0.23 per common share for the same period in 2006. A key driver of this reduction is the lower costs associated with the completion of our phase III clinical programs and the corporate costs associated with supporting these programs. Another reason for the reduced loss is the reduction in expenses associated with the senior convertible notes. The difference between cash used in operations and our accounting loss includes such non-cash items as stock option grant expense, amortization expense and accretion and amortization of costs associated with the convertible notes, offset by payment of $3.9 million of accrued expenses incurred in fiscal 2006.
    For the three months ended February 28, 2007, research and development expenses decreased to $3.0 million from $11.4 million for the comparable period in 2006. The majority of the decrease in our R&D expense resulted from the completion of our phase III clinical trial programs. A significant portion of the 2007 expenses is associated with the preparation for commercial development of Celacade in Europe.
    General and administration expenses were $3.6 million for the three months ended February 28, 2007, compared to $4.9 million for the same period in 2006. A reduction in headcount, facilities and insurance costs accounted for the reduction.

    <<
    Highlights

    -  On March 7, 2007, we announced that Terrance H. Gregg succeeded David
       G. Elsley as President and Chief Executive Officer of Vasogen.
       Mr. Gregg joined Vasogen's Board of Directors in 1999, was appointed
       Vice Chairman in November 2005, and became Chairman of the Board in
       March 2006. David Elsley, who founded Vasogen, will remain a member of
       Vasogen's Board of Directors and Mr. Gregg will retain his position as
       Chairman.

       In 1996, Mr. Gregg became President and Chief Operating Officer of
       MiniMed Inc., now a world leader in insulin pump therapy and continuous glucose monitoring, and was instrumental in Medtronic's
       US$3.4 billion acquisition of the company in 2001. Mr. Gregg retired as President of Medtronic MiniMed in 2002. He also served in executive positions with Smith & Nephew plc, a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. He is currently a Special Venture Partner with
       Galen Associates, a private equity firm specializing in the healthcare sector, serves on the boards of DexCom, Inc. and LMS Medical Systems,
       Inc., and is Executive Chairman of Patton Medical Devices, LC.
       Mr. Gregg also served on the boards of Amylin Pharmaceuticals, Inc.
       and Ocular Sciences, Inc., which was purchased by The Cooper
       Companies, Inc. for US$1.2 billion last year.

    -  In consultation with Steering Committee members and external regulatory advisors, our regulatory and medical teams have been preparing for a meeting with the U.S. Food and Drug Administration
       (FDA) to share the phase III ACCLAIM data and discuss the next steps in the regulatory pathway in the United States for Celacade. At our
       Annual Shareholders' Meeting held on April 3, 2007, it was announced that we have submitted a detailed pre-read package to the FDA and have formally requested a meeting date.
    >>

    Due to the fact that we provided an update on corporate activities during our Annual Shareholders' Meeting on April 3, 2007, we will not host a conference call at this time. A replay of the Annual Shareholders' Meeting presentation is available at www.vasogen.com.

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and development of therapies that target the damaging inflammation associated with cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM) technology, is designed to trigger the immune response to apoptosis - an important physiological process that regulates inflammation.
Celacade is in late-stage development for the treatment of chronic heart failure. The Company is also developing VP025, an early-stage new drug candidate for the treatment of certain neurodegenerative diseases.

    Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three months ended February 28,
2007, will be accessible on Vasogen's Website at www.vasogen.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

    <<
    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Balance Sheets
    (In thousands of Canadian dollars)

    -------------------------------------------------------------------------
                                                   February 28,  November 30,
                                                          2007          2006
    -------------------------------------------------------------------------
                                                    (Unaudited)
    Assets

    Current assets:
      Cash and cash equivalents                     $   24,075    $   30,427
      Restricted cash                                    3,367         6,403
      Clinical supplies                                  1,204         1,211
      Tax credits recoverable                            1,328         1,327
      Prepaid expenses and deposits                        944         1,384
      -----------------------------------------------------------------------
                                                        30,918        40,752

    Property and equipment                                 582           615

    Acquired technology                                    190           253

    Deferred financing costs                                 9           150
    -------------------------------------------------------------------------
                                                    $   31,699    $   41,770
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity

    Current liabilities:
      Accounts payable                              $    1,580    $    3,369
      Accrued liabilities                                2,937         5,067
      Senior convertible notes payable                   3,003         8,754
      Embedded derivative instruments                      271             -
      -----------------------------------------------------------------------
                                                         7,791        17,190

    Shareholders' equity:
      Share capital:
        Authorized:
          Unlimited common shares, without par value
        Issued and outstanding:
          173,170,181 common shares
            (November 30, 2006 - 156,651,342)          352,292       344,217
      Stock options                                     11,088        10,713
      Equity component of senior convertible
       notes payable                                       520         1,639
      Warrants                                          11,390        11,390
      Contributed surplus                                9,302         7,995
      Deficit                                         (360,684)     (351,374)
      -----------------------------------------------------------------------
                                                        23,908        24,580

    -------------------------------------------------------------------------
                                                    $   31,699    $   41,770
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Statements of Operations and Deficit
    (In thousands of Canadian dollars, except per share amounts)
    (Unaudited)

    -------------------------------------------------------------------------
                                                                 Period from
                                                                  December 1,
                                             Three months ended      1987 to
                                                 February 28,    February 28,
                                              2007         2006         2007
    -------------------------------------------------------------------------
    Expenses:
      Research and development          $    3,023   $   11,384   $  231,704
      General and administration             3,588        4,892      108,760
      Foreign exchange loss (gain)            (134)           3        8,859
    -------------------------------------------------------------------------
    Loss before the undernoted              (6,477)     (16,279)    (349,323)

    Interest expense on senior
     convertible notes payable                  (5)        (483)      (1,279)

    Accretion in carrying value of
     senior convertible notes payable         (692)      (2,626)     (10,258)

    Amortization of deferred financing
     costs                                    (145)        (630)      (3,048)

    Gain (loss) on extinguishment of
     senior convertible notes payable       (1,284)           7       (6,279)

    Investment income                          352          679       12,367

    Change in fair value of embedded
     derivatives                               573            -          573
    -------------------------------------------------------------------------

    Loss for the period                     (7,678)     (19,332)    (357,247)

    Deficit, beginning of period:
      As originally reported              (351,374)    (284,719)      (1,510)
      Impact of change in accounting
       for financial instruments            (1,632)           -            -
      -----------------------------------------------------------------------
      As restated                         (353,006)    (284,719)      (1,510)
      Charge for acceleration payment
       on equity component of senior
       convertible notes payable                 -            -         (295)
      Impact of change in accounting
       for financial instruments on
       December 1, 2006                          -            -       (1,632)

    -------------------------------------------------------------------------
    Deficit, end of period              $ (360,684)  $ (304,051)  $ (360,684)
    -------------------------------------------------------------------------

    Basic and diluted loss per
     common share                       $    (0.05)  $    (0.23)

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Statements of Cash Flows
    (In thousands of Canadian dollars)
    (Unaudited)

    -------------------------------------------------------------------------
                                                                 Period from
                                                                  December 1,
                                             Three months ended      1987 to
                                                 February 28,    February 28,
                                              2007         2006         2007
    -------------------------------------------------------------------------
    Cash provided by (used in):

    Operating activities:
      Loss for the period               $   (7,678)  $  (19,332)  $ (357,247)
      Items not involving cash:
        Amortization                           126          149        5,784
        Accretion in carrying value
         of senior convertible notes
         payable                               692        2,626       10,258
        Amortization of deferred
         financing costs                       145          630        3,048
        Change in fair value of embedded
         derivatives                          (573)           -         (573)
        Loss (gain) on extinguishment of
         senior convertible notes payable    1,284           (7)       6,279
        Stock-based compensation               563          764       12,154
        Common shares issued for services        -            -        2,485
        Unrealized foreign exchange
         loss (gain)                          (100)          30        8,876
        Other                                    -            -          (35)
      Change in non-cash operating
       working capital                      (3,475)      (6,144)       1,010
      -----------------------------------------------------------------------
                                            (9,016)     (21,284)    (307,961)

    Financing activities:
      Shares and warrants issued for cash        -            -      309,013
      Warrants exercised for cash                -            -       16,941
      Options exercised for cash                 -            -        7,669
      Share issue costs                          3            -      (23,203)
      Issue (repayment) of senior
       convertible notes payable, net         (635)      (2,115)      38,801
      Restricted cash                        3,036          304       (3,367)
      Paid to related parties                    -            -         (234)
      -----------------------------------------------------------------------
                                             2,404       (1,811)     345,620

    Investing activities:
      Purchases of property and equipment      (30)           -       (2,446)
      Purchases of acquired technology           -            -       (1,283)
      Purchases of marketable securities         -          (80)    (244,846)
      Settlement of forward exchange
       contracts                                10         (259)      (4,824)
      Maturities of marketable securities        -       15,224      240,677
      -----------------------------------------------------------------------
                                               (20)      14,885      (12,722)

    Foreign exchange gain (loss) on cash
     held in foreign currency                  280         (318)        (862)
    -------------------------------------------------------------------------
    Increase (decrease) in cash and cash
     equivalents                            (6,352)      (8,528)      24,075
    Cash and cash equivalents, beginning
     of period                              30,427       50,521            -
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of
     period                             $   24,075   $   41,993   $   24,075
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 16:10e 09-APR-07